EXHIBIT 99.2

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2005

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2005



                                                                         PAGE
                                                                         ----

BALANCE SHEETS                                                             1

STATEMENTS OF OPERATIONS                                                   2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                              3

STATEMENTS OF CASH FLOWS                                                   4

NOTES TO FINANCIAL STATEMENTS                                            5-22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                                                                   AS OF SEPTEMBER 30,           DECEMBER 31,
                                                                                --------------------------        ---------
                                                                                  2005              2004             2004
                                                                                ---------        ---------        ---------
                                                                                        (UNAUDITED)
                                                                                --------------------------
A S S E T S
    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                $  11,719        $  21,877        $  27,664
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                    17,972           36,576           53,793
       TRADE ACCOUNTS RECEIVABLE                                                    9,632           25,961           19,286
       OTHER RECEIVABLES                                                            8,099           18,385           11,365
       INVENTORIES                                                                 20,902           30,371           25,669
       OTHER CURRENT ASSETS                                                         2,429            1,243            1,818
                                                                                ---------        ---------        ---------
            TOTAL CURRENT ASSETS                                                   70,753          134,413          139,595
                                                                                ---------        ---------        ---------

    LONG-TERM INVESTMENTS
       LONG-TERM INTEREST-BEARING DEPOSITS
         DESIGNATED FOR FAB 2 OPERATIONS                                               --            4,934            5,134
       OTHER LONG-TERM INVESTMENT                                                      --            6,000               --
                                                                                ---------        ---------        ---------
                                                                                       --           10,934            5,134
                                                                                ---------        ---------        ---------

    PROPERTY AND EQUIPMENT, NET                                                   534,661          613,561          609,296
                                                                                ---------        ---------        ---------

    OTHER ASSETS, NET                                                              83,313           97,961           93,483
                                                                                =========        =========        =========

            TOTAL ASSETS                                                        $ 688,727        $ 856,869        $ 847,508
                                                                                =========        =========        =========



LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       TRADE ACCOUNTS PAYABLE                                                   $  59,783        $  61,202        $  65,326
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                                 6,397               --               --
       OTHER CURRENT LIABILITIES                                                    9,203            9,082           10,678
                                                                                ---------        ---------        ---------
            TOTAL CURRENT LIABILITIES                                              75,383           70,284           76,004

    LONG-TERM DEBT                                                                510,360          497,000          497,000

    CONVERTIBLE DEBENTURES                                                         19,192           25,643           26,651

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                     60,577           65,069           64,428

    OTHER LONG-TERM LIABILITIES                                                     8,907            7,792           15,445
                                                                                ---------        ---------        ---------
            TOTAL LIABILITIES                                                     674,419          665,788          679,528
                                                                                ---------        ---------        ---------

    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
         250,000,000, 150,000,000 AND 250,000,000 SHARES, RESPECTIVELY;
         ISSUED 68,007,609, 66,934,971 AND 66,999,796 SHARES, RESPECTIVEL          16,499           16,260           16,274
       ADDITIONAL PAID-IN CAPITAL                                                 521,489          517,258          517,476
       SHAREHOLDER RECEIVABLES                                                        (26)             (26)             (26)
       ACCUMULATED DEFICIT                                                       (514,582)        (333,339)        (356,672)
                                                                                ---------        ---------        ---------
                                                                                   23,380          200,153          177,052
       TREASURY STOCK, AT COST - 1,300,000 SHARES                                  (9,072)          (9,072)          (9,072)
                                                                                ---------        ---------        ---------
            TOTAL SHAREHOLDERS' EQUITY                                             14,308          191,081          167,980
                                                                                =========        =========        =========

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $ 688,727        $ 856,869        $ 847,508
                                                                                =========        =========        =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                               NINE MONTHS ENDED         THREE MONTHS ENDED           YEAR ENDED
                                                                 SEPTEMBER 30,               SEPTEMBER 30,           DECEMBER 31,
                                                          ------------------------      ------------------------      ---------
                                                             2005           2004           2005           2004           2004
                                                          ---------      ---------      ---------      ---------      ---------
                                                                 (UNAUDITED)                   (UNAUDITED)
                                                          -------------------------     ------------------------
REVENUES
    SALES                                                 $  62,928      $  94,046      $  20,553      $  35,091      $ 124,111
    REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT         8,000          1,944             --             --          1,944
                                                          ---------      ---------      ---------      ---------      ---------
                                                             70,928         95,990         20,553         35,091        126,055

COST OF SALES                                               179,598        162,242         57,130         57,843        228,410
                                                          ---------      ---------      ---------      ---------      ---------
      GROSS LOSS                                           (108,670)       (66,252)       (36,577)       (22,752)      (102,355)
                                                          ---------      ---------      ---------      ---------      ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                                 12,849         11,208          4,200          3,952         17,053
    MARKETING, GENERAL AND ADMINISTRATIVE                    13,481         16,176          4,715          5,155         21,297
                                                          ---------      ---------      ---------      ---------      ---------
                                                             26,330         27,384          8,915          9,107         38,350
                                                          =========      =========      =========      =========      =========

      OPERATING LOSS                                       (135,000)       (93,636)       (45,492)       (31,859)      (140,705)

FINANCING EXPENSE, NET                                      (25,428)       (20,907)        (9,900)        (7,567)       (29,745)

OTHER INCOME, NET                                             2,518            108             42             14         32,682
                                                          ---------      ---------      ---------      ---------      ---------
          LOSS FOR THE PERIOD                             $(157,910)     $(114,435)     $ (55,350)     $ (39,412)     $(137,768)
                                                          =========      =========      =========      =========      =========
BASIC LOSS PER ORDINARY SHARE

    LOSS PER SHARE                                        $   (2.39)     $   (1.78)     $   (0.83)     $   (0.60)     $   (2.13)
                                                          =========      =========      =========      =========      =========
    LOSS USED TO COMPUTE
       BASIC LOSS PER SHARE                               $(157,910)     $(114,435)     $ (55,350)     $ (39,412)     $(137,768)
                                                          =========      =========      =========      =========      =========
    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                      66,190         64,392         66,671         65,625         64,717
                                                          =========      =========      =========      =========      =========


SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)



                                                                                                  PROCEEDS
                                                         ORDINARY SHARES          ADDITIONAL        ON
                                                    -------------------------      PAID-IN       ACCOUNT OF
                                                      SHARES         AMOUNT         CAPITAL     SHARE CAPITAL
                                                    ----------      ---------      ---------      --------
    BALANCE - JANUARY 1, 2005                       66,999,796      $  16,274      $ 517,476      $     --

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                   1,007,813            225          1,220
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS                                                   2,793
LOSS FOR THE PERIOD
                                                    ----------      ---------      ---------      --------
    BALANCE - SEPTEMBER 30, 2005 (UNAUDITED)        68,007,609      $  16,499      $ 521,489      $     --
                                                    ==========      =========      =========      ========

    BALANCE - JANUARY 1, 2004                       52,996,097      $  13,150      $ 427,881      $ 16,428

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                   2,399,124            539         16,196       (16,428)
   PUBLIC OFFERING                                  11,444,500          2,550         72,536
EXERCISE OF SHARE OPTIONS                               95,250             21            645
LOSS FOR THE PERIOD
                                                    ----------      ---------      ---------      --------
    BALANCE - SEPTEMBER 30, 2004 (UNAUDITED)        66,934,971      $  16,260      $ 517,258      $     --
                                                    ==========      =========      =========      ========

    BALANCE - JULY 1, 2005                          67,586,187      $  16,408      $ 518,286      $     --

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                     421,422             91            410
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS                                                   2,793
LOSS FOR THE PERIOD
                                                    ----------      ---------      ---------      --------
    BALANCE - SEPTEMBER 30, 2005 (UNAUDITED)        68,007,609      $  16,499      $ 521,489      $     --
                                                    ==========      =========      =========      ========

    BALANCE - JULY 1, 2004                          66,894,593      $  16,251      $ 517,041      $     --

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                      40,378              9            217
LOSS FOR THE PERIOD
                                                    ----------      ---------      ---------      --------
    BALANCE -SEPTEMBER 30, 2004 (UNAUDITED)         66,934,971      $  16,260      $ 517,258      $     --
                                                    ==========      =========      =========      ========

    BALANCE - JANUARY 1, 2004                       52,996,097      $  13,150      $ 427,881      $ 16,428

CHANGES DURING 2004:

ISSUANCE OF SHARES                                   2,463,949            553         16,414       (16,428)
ISSUANCE OF SHARES, NET OF RELATED COST -
   PUBLIC OFFERING                                  11,444,500          2,550         72,536
EXERCISE OF SHARE OPTIONS                               95,250             21            645
LOSS FOR THE YEAR
                                                    ----------      ---------      ---------      --------
    BALANCE - DECEMBER 31, 2004                     66,999,796      $  16,274      $ 517,476      $     --
                                                    ==========      =========      =========      ========


                                                   SHAREHOLDER
                                                   RECEIVABLES
                                                       AND
                                                    UNEARNED       ACCUMULATED     TREASURY
                                                  COMPENSATION       DEFICIT         STOCK          TOTAL
                                                    ----------      ---------      ---------      --------
    BALANCE - JANUARY 1, 2005                       $ (26)      $  (356,672)      $  (9,072)      $ 167,980

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                                    1,445
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS                                                                  2,793
LOSS FOR THE PERIOD                                                (157,910)                       (157,910)
                                                    -----       -----------       ---------       ---------
    BALANCE - SEPTEMBER 30, 2005 (UNAUDITED)        $ (26)      $  (514,582)      $  (9,072)      $  14,308
                                                    =====       ===========       =========       =========

    BALANCE - JANUARY 1, 2004                       $ (26)      $  (218,904)      $  (9,072)      $ 229,457

CHANGES DURING NINE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                                      307
   PUBLIC OFFERING                                                                                   75,086
EXERCISE OF SHARE OPTIONS                                                                               666
LOSS FOR THE PERIOD                                                (114,435)                       (114,435)
                                                    -----       -----------       ---------       ---------
    BALANCE - SEPTEMBER 30, 2004 (UNAUDITED)        $ (26)      $  (333,339)      $  (9,072)      $ 191,081
                                                    =====       ===========       =========       =========

    BALANCE - JULY 1, 2005                          $ (26)      $  (459,232)      $  (9,072)      $  66,364

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                                      501
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS                                                                  2,793
LOSS FOR THE PERIOD                                                 (55,350)                        (55,350)
                                                    -----       -----------       ---------       ---------
    BALANCE - SEPTEMBER 30, 2005 (UNAUDITED)        $ (26)      $  (514,582)      $  (9,072)      $  14,308
                                                    =====       ===========       =========       =========

    BALANCE - JULY 1, 2004                          $ (26)      $  (293,927)      $  (9,072)      $ 230,267

CHANGES DURING THREE-MONTH PERIOD (UNAUDITED):

ISSUANCE OF SHARES                                                                                      226
LOSS FOR THE PERIOD                                                 (39,412)                        (39,412)
                                                    -----       -----------       ---------       ---------
    BALANCE -SEPTEMBER 30, 2004 (UNAUDITED)         $ (26)      $  (333,339)      $  (9,072)      $ 191,081
                                                    =====       ===========       =========       =========

    BALANCE - JANUARY 1, 2004                       $ (26)      $  (218,904)      $  (9,072)      $ 229,457

CHANGES DURING 2004:

ISSUANCE OF SHARES                                                                                      539
ISSUANCE OF SHARES, NET OF RELATED COST -
   PUBLIC OFFERING                                                                                   75,086
EXERCISE OF SHARE OPTIONS                                                                               666
LOSS FOR THE YEAR                                                  (137,768)                       (137,768)
                                                    -----       -----------       ---------       ---------
    BALANCE - DECEMBER 31, 2004                     $ (26)      $  (356,672)      $  (9,072)      $ 167,980
                                                    =====       ===========       =========       =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)


                                                                    NINE MONTHS ENDED           THREE MONTHS ENDED       YEAR ENDED
                                                                      SEPTEMBER 30,                SEPTEMBER 30,        DECEMBER 31,
                                                                 -----------------------     -----------------------     ---------
                                                                   2005           2004         2005          2004          2004
                                                                 ---------     ---------     ---------     ---------     ---------
                                                                       (UNAUDITED)               (UNAUDITED)
                                                                 -----------------------     -----------------------
CASH FLOWS - OPERATING ACTIVITIES
   LOSS FOR THE PERIOD                                           $(157,910)    $(114,435)    $ (55,350)    $ (39,412)    $(137,768)
   ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
     TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
      INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
        DEPRECIATION AND AMORTIZATION                              108,008        86,188        36,855        30,782       121,067
        EFFECT OF INDEXATION AND TRANSLATION ON
          CONVERTIBLE DEBENTURES                                    (1,205)         (280)          222            86           676
        OTHER INCOME, NET                                           (2,518)         (108)          (42)          (14)      (32,682)
      CHANGES IN ASSETS AND LIABILITIES:
        DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE             9,654       (14,330)        1,221        (6,848)       (7,655)
        DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER
          CURRENT ASSET                                                720        (1,382)       (1,940)        1,786          (413)
        DECREASE (INCREASE) IN INVENTORIES                           4,767       (10,989)       (3,844)       (4,659)       (6,287)
        INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                5,320         3,332         5,480          (147)          404
        INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES            (1,459)         (802)            6           (76)         (970)
        INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES          (7,379)        1,766          (302)         (508)        9,344
                                                                 ---------     ---------     ---------     ---------     ---------
                                                                   (42,002)      (51,040)      (17,694)      (19,010)      (54,284)
        INCREASE (DECREASE) IN LONG-TERM LIABILITY
          IN RESPECT OF CUSTOMERS' ADVANCES, NET                      (396)       19,438         (164)       19,942        19,384
                                                                 ---------     ---------     ---------     ---------     ---------
          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES      (42,398)      (31,602)      (17,858)          932       (34,900)
                                                                 ---------     ---------     ---------     ---------     ---------
CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM
     AND LONG-TERM INTEREST-BEARING DEPOSITS, NET                   40,955         7,380        (1,019)        5,687       (10,037)
   INVESTMENTS IN PROPERTY AND EQUIPMENT                           (32,251)     (131,622)       (8,146)      (51,335)     (154,975)
   INVESTMENT GRANTS RECEIVED                                        6,015        23,945         1,657        11,443        32,636
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY
     AND EQUIPMENT                                                   2,106           139           398            35         2,626
   INVESTMENTS IN OTHER ASSETS                                      (3,732)         (702)         (132)           --          (702)
   PROCEEDS FROM SALE OF  LONG-TERM INVESTMENT                          --            --            --            --        38,677
                                                                 ---------     ---------     ---------     ---------     ---------
          NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       13,093     (100,860)        (7,242)      (34,170)      (91,775)
                                                                 ---------     ---------     ---------     ---------     ---------
CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM LONG-TERM DEBT                                     13,360        66,000        13,360        36,000        66,000
   PROCEEDS FROM ISSUANCE OF SHARES, NET                                --        75,225            --            --        75,225
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                              --           666            --            --           666
                                                                 ---------     ---------     ---------     ---------     ---------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                 13,360       141,891        13,360        36,000       141,891
                                                                 =========     =========     =========     =========     =========
      INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (15,945)        9,429       (11,740)        2,762        15,216
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                     27,664        12,448        23,459        19,115        12,448
                                                                 ---------     ---------     ---------     ---------     ---------
      CASH AND CASH EQUIVALENTS - END OF PERIOD                  $  11,719     $  21,877     $  11,719     $  21,877     $  27,664
                                                                 =========     =========     =========     =========     =========
NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                         $  11,313     $  40,229     $   1,243     $  33,054     $  47,675
                                                                 =========     =========     =========     =========     =========
   INVESTMENTS IN OTHER ASSETS                                   $     433                   $     366
                                                                 =========                   =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                       $   2,793                   $   2,793
                                                                 =========                   =========
   CONVERSION OF LONG-TERM LIABILITY IN RESPECT OF
     CUSTOMERS' ADVANCES TO SHARE CAPITAL                        $   1,445     $     307     $     501     $     226     $     539
                                                                 =========     =========     =========     =========     =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE PERIOD FOR INTEREST                      $  23,999     $  18,387     $   8,095     $   6,410     $  25,205
                                                                 =========     =========     =========     =========     =========
   CASH PAID DURING THE PERIOD FOR INCOME TAXES                  $      86     $     108     $       3     $      11     $     130
                                                                 =========     =========     =========     =========     =========

SEE NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1) The unaudited condensed interim consolidated financial statements as of September 30, 2005 and for the nine months and three months then ended ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

          (2) The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel ("Israeli GAAP"), which, as applicable to these interim financial statements, differ in certain respects from GAAP in the United States of America ("U.S. GAAP"), as indicated in Note 6.

               The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements, except for the accounting principles detailed in paragraphs (3)b. and (4)a. below.

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

               A. SFAS NO. 151. INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4 - In November 2004, the FASB issued SFAS No. 151, "INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Standard is not expected to have a material effect on the Company's financial position or results of operations.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

               B. SFAS 153, EXCHANGE OF NON-MONETARY ASSETS - In December 2004, the FASB issued SFAS No. 153, "EXCHANGES OF NONMONETARY ASSETS AN AMENDMENT OF APB NO. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the issuance date of this Statement. Retroactive application is not permitted. The adoption of this Standard does not have a material effect on the Company's financial position or results of operations.

               C. SFAS NO. 154. ACCOUNTING CHANGES AND ERROR CORRECTIONS - This Statement, published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

                    Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principles in the net income of the period of the change. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principles to all prior periods.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (3)  RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

               C.   SFAS NO. 154. ACCOUNTING CHANGES AND ERROR CORRECTIONS
                    (cont.)

                    This Statement defines RETROSPECTIVE APPLICATION as (i) the application of a different accounting principle to prior accounting periods as if that principle had always been used, or (ii) as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines RESTATEMENT as the revisiting of previously issued financial statements to reflect the correction of an error.

                    This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principles. This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principles on the basis of preferability.

                    The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company's financial position or results of operations.

          (4) RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD

               A. ACCOUNTING STANDARD NO. 19 "TAXES ON INCOME" - In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "INCOME TAXES" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing income taxes in financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of the Standard did not affect the Company's financial position, results of operations or cash flows.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (4) RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD (cont.)

               B.   ACCOUNTING STANDARD NO. 22 "FINANCIAL INSTRUMENTS:
                    DISCLOSURE AND PRESENTATION" - In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22 "FINANCIAL INSTRUMENTS:
                    DISCLOSURE AND PRESENTATION" (the "Standard"). A FINANCIAL INSTRUMENT under this Standard is defined, in general, as any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity. This Standard establishes the requirements for presentation of financial instruments in financial statements and indicates the information that should be disclosed in relation thereto, and, in certain cases, the method to measure their impact on the entity's financial statements. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and financial liabilities derived from financial instruments are to be offset. The Standard establishes requirements for disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

                    The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for by the "prospective method". Comparative financial statements for prior periods are not to be adjusted.

                    The Company has recently commenced identifying the potential future impact of applying the provisions of the Standard. Though the Company is now in this process, the Company does not believe that the effect of the adoption of its provisions will have a material affect on the Company's financial position or results of operations.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     A.   BASIS FOR PRESENTATION (cont.)

          (4) RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS BOARD (cont.)

               C. ACCOUNTING STANDARD NO. 24 "STOCK-BASED PAYMENTS" - In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "STOCK-BASED COMPENSATION" (the "Standard"), which calls for the recognition in the financial statements of stock-based payments, including transactions with employees and related parties which are to be settled by the payment of cash, by the other assets, or by equity instruments. Under Standard No. 24, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. Said costs will be determined based on the fair value of the grants at each grant date. The Standard establishes guidelines for measuring the fair value of each grant based on the settlement terms (either by cash or equity instrument), and disclosure provisions.

                    The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The Standard provides that with respect to stock-based compensation to be settled by equity instruments, its provisions should be applied to all grants made after March 15, 2005 that are unvested as of December 31, 2005. The Standard further provides that its provisions should be applied to grants in the terms of which changes were made after March 15, 2005, even if those grants are not in the scope of the Standard.

                    The Standard is to apply to all options the Company granted to employees and directors in the period between March 15, 2005 and December 31, 2005, which would be unvested as of December 31, 2005. Such options as of September 30, 2005 amounted to 4,821,777. The Company has recently commenced examining the extent that applying the Standard will impact the financial position and results of operations of the Company.

          (5)  RECLASSIFICATION

                    Certain amounts in prior periods' financial statements have been reclassified in order to conform to the September 30, 2005 presentation.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"). Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of approximately $1,300,000 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties.

          For further details concerning the Fab 2 project and related agreements, some of which were amended several times, risks and uncertainties, see Note 12A to the 2004 audited consolidated financial statements.

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In the nine months ended September 30, 2005 and in recent years, the Company has experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit. According to the Company's approved short-term working plan, based on the current prevailing semiconductor market conditions, in the event the Company raises in a timely manner approximately $60,000 in funds as contemplated by an amendment to the Facility Agreement with the Company's Banks that was signed in July 2005, and by the commitments of certain of the Company's Equity Investors and Wafer Partners, described in Note 4B below, the Company will still need to raise additional funds in order to finance its short-term activities and liabilities in 2006, at least until the Company achieves positive cash flow from its operations. For details concerning recent amendments to the Company's financial ratios and covenants through the third quarter of 2006 under the amended Facility Agreement with the Banks, which were obtained subsequent to a waiver letter agreement signed between the Company and the Banks in January 2005, see Note 4B below and Note 12A(6) to the 2004 audited consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS (cont.)

          In light of the described above, the Company has been taking comprehensive measures to obtain the needed funds for its near-term ongoing operations, as well as to reduce its short-term liabilities. The Company has also implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, the Company completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In this regard, the Company has held discussion with its Equity Investors, Wafer Partners, and its Banks to provide additional funding for the Company of an aggregate amount of approximately $60,000. Consequently, in July 2005, an amendment to the Facility Agreement was signed between the Company and its Banks, which closed in August 2005, providing the Company with up to approximately $30,000, through the end of March 2006, provided that similar amounts will be raised by the Company from investors (for additional details, see Note 4B below). In addition, as of the approval date of the interim financial statements, certain of the Company's Equity Investors and Wafer Partners have committed and are obligated to invest $25,500 in the framework of a rights offering. For details concerning a prospectus the Company filed in the U.S. and Israel in connection with said rights offering, see
          Note 5D below. Following the closing of the amendment to the Facility Agreement in August 2005 as described above, through the approval date of the interim financial statements, the Banks provided the Company with an aggregate of $21,100 of loans. Further, the Company is currently examining alternatives for additional funding sources, including raising funds in the capital markets, private placements and other sources.

          The Company's management estimates that it is probable that the rights offering process will be successfully completed in a timely manner and the Equity Investors and Wafer Partners will invest the funds as described above, and that additional funds the Company will need in 2006 from the additional funding sources the Company is currently examining, as described above, will be achieved.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)


NOTE 2 - INVENTORIES

     Inventories consist of the following (*):


                                September 30,      December 31,
                             -------------------     -------
                               2005       2004        2004
                             -------     -------     -------
                                (unaudited)

Raw materials                $ 6,445     $ 8,343     $ 9,260
Spare parts and supplies       3,322       3,760       3,950
Work in process                8,638      16,415      10,085
Finished goods                 2,497       1,853       2,374
                             -------     -------     -------
                             $20,902     $30,371     $25,669
                             =======     =======     =======


     (*) Net of aggregate write downs to net realizable value of $3,973, $4,980 and $2,665 as of September 30, 2005, September 30, 2004 and December 31, 2004, respectively.

NOTE 3 - MAJOR CUSTOMERS

     Revenues from major customers as a percentage of total revenues were as follows:


                         Nine months ended   Year ended
                           September 30,     December 31,
                          ---------------       ----
                          2005       2004       2004
                          ----       ----       ----
                                 (unaudited)

Customer A                 23%        20%        24%
Customer B                 12          5          5
Customer C                 11          2          2
Customer D                  3         10          8
Customer E                 --         20         17
Other customers (*)        17         19         23

     (*) Represents revenues from five different customers each of whom accounted for between 1% and 5% of revenues during the nine months ended September 30, 2005, to three different customers (each of whom accounted for between 5%-8%) during the nine months ended September 30, 2004 and to five different customers (each of whom accounted for between 1%-8%) during the year ended December 2004.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2

     A.   APPROVED ENTERPRISE STATUS

          Under the terms of the approved enterprise program for Fab 2, the Company is eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $156,662 has been already received from the Investment Center.

          Under the terms of the program, investments in respect of Fab 2 may be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2, prevailing market conditions and slower than planned ramp-up, the Company does not expect to complete Fab 2 investments by the end of 2005. As of September 30, 2005, the Company completed approximately 71% of the investments under the approved enterprise program.

          Since the approved investment period of five years ends on December 31, 2005, the Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program to commence on January 1, 2006. During the first half of 2005, the Company received letters from the Israeli Minister of Industry, Trade and Employment and from the General Manager of the Investment Center stating that they will act under Israeli law to support such expansion. In April 2005, at the Investment Center's request, the Company submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. As of the approval date of the interim financial statements, the Company's management cannot estimate when the Investment Center will conclude its review of the revised business plan, when the Company will receive a formal response to its request for a new expansion program to commence on January 1, 2006, or if the Investment Center will approve the Company's request.

     B.   AMENDMENTS TO THE FACILITY AGREEMENT

          During 2005, the Company and the Banks entered into the following amendments to the Facility Agreement:

          (1) In January 2005, the Company and its Banks signed a waiver letter agreement according to which the Banks waived the Company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. The agreement also amended certain of the financial ratios and covenants with which the Company was to comply with during 2005, and which were further revised in the framework of the July 2005 amendment to the Facility Agreement described below.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   AMENDMENTS TO THE FACILITY AGREEMENT (cont.)

          (2) In July 2005, the Company and its Banks entered into a definitive amendment to the Facility Agreement. The amendment provides, among other things, for the Banks to provide additional financing of up to approximately $30,000, subject to the Company raising through the issuance of shares or convertible debentures $23,500 by October 31, 2005 (which was subsequently extended to November 30, 2005) and an additional $6,500 by March 31, 2006. In connection with the amendment and prior to its closing, certain of the Company's Equity Investors and Wafer Partners committed and obligated themselves to invest an aggregate of $23,500 towards such funding in the context of a rights offering; see
               Note 5D below. Following the closing of the amendment to the Facility Agreement described above, in August 2005, in reliance on the above commitments, the Banks provided the Company with $21,100 in loans, of which $13,400 was provided through the balance sheet date.

               The up to approximately $30,000 to be provided by the Banks under the July 2005 amendment, of which $21,100 has been provided in two installments, may be drawn down in up to three installments through the end of March 2006, will bear annual interest based on the three-month LIBOR plus 2.5% and shall be repayable in a period between twelve to fifteen months from each date any amount is received by the Company. The amendment further provides that a rescheduling of said repayment dates shall be discussed following the closing date of the amendment. Any unutilized amount on account of the up to approximately $30,000 amount will bear a commitment fee at an annual rate of 0.25%.

               The July 2005 amendment further provides that: (i) The Israel Corp. undertaking, as detailed in Note 12A(6) to the 2004 annual financial statements, shall be extended from June 30, 2006 to December 31, 2006; (ii) such undertaking will be deemed to have been fulfilled if Israel Corp. invests at least $14,000 in the context of a rights offering; (iii) any amounts raised in equity or in convertible debentures through March 31, 2006, up to $30,000as detailed above, shall not constitute financing from other sources towards the $152,000 fundraising milestone, as detailed in Note 12A(6) to the 2004 annual financial statements; and (iv) the last date in which the Company is to comply with the $152,000 fundraising milestone is postponed from December 31, 2005 to June 30, 2006.

               The amendment also revised certain of the financial ratios and covenants through the third quarter of 2006.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

     B.   AMENDMENTS TO THE FACILITY AGREEMENT (cont.) (2) (cont.)

               For warrants provided to the Banks in connection with the amendment, see Note 5B(5) below

               As of the balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility Agreement. According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision.

               The Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to immediately repay all loans made by the Banks (which as of the balance sheet date amounted to $510,400) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of their lien against all of the Company's assets.


NOTE 5 - OTHER RECENT DEVELOPMENTS

     A.   CLASS ACTION

          In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors ("the Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

     B.   SHARE OPTION PLANS

          (1) OPTIONS GRANTED TO DIRECTORS - In accordance with the Company's share option plan for directors, 120,000 options were granted in 2005 to three directors who were appointed in 2005 (40,000 options each) at exercise prices of $1.87, $1.87 and $1.26, which equals the market price of the Company's shares on the grant dates. As of the balance sheet date, 280,000 options were outstanding under the plan, with a weighted average exercise price of $5.39.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2) EXPIRATION OF OPTIONS GRANTED TO THE COMPANY'S FORMER CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER - Due to the resignation of the Company's former Chairman of the Board of Directors and Chief Executive Officer in May 2005 625,800 of the 1,043,000 options granted to him, were fully forfeited.

          (3)  OPTIONS TO THE COMPANY'S NEW CHIEF EXECUTIVE OFFICER AND DIRECTOR
               - In April 2005, the Company's Board of Directors approved the grant of options to purchase up to 1,325,724 Ordinary Shares to the Company's new appointed Chief Executive Officer ("CEO"), who was also appointed as a director, which was further approved by the Company's shareholders in October 2005. These options are exercisable at an exercise price of $1.56, which was the closing market price of the Company's shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with 25% vesting over each year of employment. The options granted are exercisable for a period of ten years from the date of grant. If as a result of equity financings consummated after April 30, 2005 (excluding the exercise or conversion of existing warrants, options, convertible debentures or other rights to acquire the Company's securities outstanding on such date), the CEO's total number of options granted to him through April 30, 2007 would represent less than 1.2% of the total number of issued and outstanding shares of the Company as of April 30, 2007, additional options will be granted to the CEO to result in a 1.2% holding of the total number of issued and outstanding shares of the Company as of April 30, 2007.

          (4) OPTIONS TO EMPLOYEES - During 2005, the Company's Board of Directors approved the grant of 3,544,500 options to the Company's employees at an exercise price of $1.54, which equaled the Company's share market price on the date of grant. The options granted will vest over a four-year period from the date of grant and will expire ten years from such date. The net increase to the total outstanding options under the Company's various employee share option plans during the nine-month period ended September 30, 2005, amounted to 2,279,005 options.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5) WARRANTS TO THE BANKS - In connection with the July 2005 amendment detailed in Note 4B above, the Company agreed to issue warrants to the Banks exercisable into an aggregate of 8,264,464 ordinary shares of the Company, with an exercise price of $1.21. One-half 4,132,232 of the warrants are exercisable for five years ending in August 2010, and one-half 4,132,232 of the warrants shall be exercisable for a five-year period commencing on the date on which the Company and its Banks will agree, if at all, upon the rescheduled repayment dates of the new loans of up to approximately $30,000, as described in Note 4B above. The cost of the currently exercisable 4,132,232 warrants, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $2,793. Such amount is amortized as deferred financing charges over the term of the new loans of up to approximately $30,000.


     C.   TERMINATION OF A JOINT DEVELOPMENT AGREEMENT

          In April 2005, a Japanese semiconductor manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to terminate the agreement entered into between the parties in May 2002 described in Note 12B(3) to the 2004 audited consolidated financial statements ("the Original Agreement"). According to the terms of the termination agreement, the Japanese manufacturer paid an amount of $2,500 in April 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the Original Agreement. The license rights granted to the parties continue pursuant to the terms of the Original Agreement. Subsequent to the termination of the agreement, and as a result of its termination, during the second quarter of 2005, the Company recognized revenues in the aggregate amount of $8,000.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 5 - OTHER RECENT DEVELOPMENTS (cont.)

     D.   CONTEMPLATED RIGHTS OFFERING

          In July 2005, the Company filed in Israel and the U.S. a preliminary prospectus, which was amended in September 2005 and October 2005, for the distribution of transferable rights to purchase up to $50,000 in principal amount of convertible debentures. The rights are intended to be distributed to the shareholders of the Company on the record date and certain employees who on the record date hold options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Under the terms described in the preliminary prospectus, the debentures will bear interest at the rate of 5% per annum and principal, together with accrued interest, will be payable in one installment in 2011. The terms of the debentures set forth in the preliminary prospectus, including the conversion rate and subscription price, are subject to change and will be finalized in the prospectus to be declared effective by the U.S. Securities and Exchange Commission and the Israel Securities Authority.

          The rights are expected to be listed for trading for a single day on the NASDAQ Capital Market and the Tel Aviv Stock Exchange. The debentures are expected to be listed and quoted on these exchanges.

          Certain of the Company's Equity Investors and Wafer Partners have committed and are obligated to invest $25,500 in the framework of the rights offering.

          The payment of the principal and the interest on the debentures will be subordinated to the prior payment of all amounts payable by the Company to the Banks under the Facility Agreement. The debentures will also be effectively subordinated to amounts which the Company might owe to the Investment Center of the Israeli Ministry of Industry, Trade and Labor and to one of the Company's customers.

          Completion of the rights offering is subject to the prospectus being declared effective by the U.S. Securities and Exchange Commission and the Israel Securities Authority.

     E. In July 2005, the Company's Board of Directors approved the increase of the authorized share capital of the Company from 250,000,000 to 500,000,000 shares; such increase was approved by the shareholders of the Company in October 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See F below for the presentation of the Company's unaudited balance sheet as of September 30, 2005 in accordance with U.S. GAAP.

     A. PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of September 30, 2005, $17,972 was reclassified from current assets to a long-term asset (as of December 31, 2004 - $53,793 and $5,134, were reclassified from current assets and long-term investments, respectively, to a long-term asset).

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of September 30, 2005, an amount of $15,296 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2004 - $16,350).

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of September 30, 2005 would have resulted in: an increase in other long-term investments in the amount of $1,327; an increase in other long-term liabilities in the amount of $233; a decrease in other comprehensive loss for the nine months ended September 30, 2005 in the net amount of $4,496; an accumulated other comprehensive loss component of equity balance as of September 30, 2005 in the amount of $2,559; and in a decrease of $3,623 in property and equipment, net as of September 30, 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through September 30, 2005 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:

                                                   Nine months ended             Three months ended
                                               -------------------------       -------------------------
                                                      September 30,                   September 30,
                                               -------------------------       -------------------------
                                                  2005           2004            2005            2004
                                               ---------       ---------       ---------       ---------
                                                      (unaudited)                     (unaudited)
PRO FORMA LOSS
Loss for the period, as reported
    according to U.S. GAAP
    (see G below)                              $(157,910)      $(114,435)      $ (55,350)      $ (39,412)
Add - stock-based compensation
                determined under SFAS 123         (3,109)         (3,584)         (1,259)         (1,261)
                                               ---------       ---------       ---------       ---------
Pro forma loss                                 $(161,019)      $(118,019)      $ (56,609)      $ (40,673)
                                               =========       =========       =========       =========

BASIC LOSS PER SHARE
As reported according to U.S.
    GAAP (see I below)                         $   (2.39)      $   (1.78)      $   (0.83)      $   (0.60)
                                               =========       =========       =========       =========
Pro forma                                      $   (2.43)      $   (1.84)      $   (0.85)      $   (0.62)
                                               =========       =========       =========       =========

     E.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of September 30, 2005 and December 31, 2004 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S.GAAP for the periods ended at such dates would have been immaterial.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     F.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                    AS OF SEPTEMBER 30, 2005
                                                                    -----------------------------------
                                                          U.S.       AS PER                    AS PER
                                                          GAAP      ISRAELI       ADJUST-        U.S.
                                                         REMARK       GAAP         MENTS        GAAP
                                                        ---------   ---------    ---------    ---------
A S S E T S
   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                      $  11,719     $           $  11,719
     DESIGNATED CASH AND SHORT-TERM
      INTEREST-BEARING DEPASITS                                 A      17,972      (17,972)          --
     TRADE ACCOUNTS RECEIVABLE                                          9,632                     9,632
     OTHER RECEIVABLES                                                  8,099                     8,099
     INVENTORIES                                                       20,902                    20,902
     OTHER CURRENT ASSETS                                               2,429                     2,429
                                                                    ---------    ---------    ---------
        TOTAL CURRENT ASSETS                                           70,753      (17,972)      52,781
                                                                    ---------    ---------    ---------
   LONG-TERM INVESTMENTS
     LONG-TERM INTEREST-BEARING DEPOSITS
      DESIGNATED FOR FAB 2 OPERATIONS                           A          --           --           --
     OTHER LONG-TERM INVESTMENTS                              B,C          --       16,623       16,623
                                                                    ---------    ---------    ---------
                                                                           --       16,623       16,623
                                                                    ---------    ---------    ---------

   PROPERTY AND EQUIPMENT, NET                                  C     534,661       (3,623)     531,038
                                                                    ---------    ---------    ---------

   DESIGNATED CASH AND SHORT-TERM AND
     LONG-TERM INTEREST-BEARING DEPOSITS                        A          --       17,972       17,972
                                                                    ---------    ---------    ---------

   OTHER ASSETS, NET                                            E      83,313         (196)      83,117
                                                                    =========    =========    =========
        TOTAL ASSETS                                                $ 688,727    $  12,804    $ 701,531
                                                                    =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     TRADE ACCOUNTS PAYABLE                                         $  59,783    $            $  59,783
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES               E       6,397         (640)       5,757
     OTHER CURRENT LIABILITIES                                          9,203                     9,203
                                                                    ---------    ---------    ---------
        TOTAL CURRENT LIABILITIES                                      75,383         (640)      74,743

   LONG-TERM DEBT                                                     510,360                   510,360

   CONVERTIBLE DEBENTURES                                       E      19,192       (1,919)      17,273

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                           60,577                    60,577

   OTHER LONG-TERM LIABILITIES                                B,C       8,907       15,529       24,436
                                                                    ---------    ---------    ---------
        TOTAL LIABILITIES                                             674,419       12,970      687,389
                                                                    ---------    ---------    ---------

   SHAREHOLDERS' EQUITY
     ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
      250,000,000 SHARES; ISSUED 68,007,609
       AND 66,999,796 SHARES, RESPECTIVELY                             16,499                    16,499
     ADDITIONAL PAID-IN CAPITAL                                 E     521,489        2,363      523,852
     SHAREHOLDER RECEIVABLES                                              (26)                      (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                       C           0       (2,559)      (2,559)
     ACCUMULATED DEFICIT                                             (514,582)          30     (514,552)
                                                                    ---------    ---------    ---------
                                                                       23,380         (166)      23,214
     TREASURY STOCK, AT COST - 1,300,000 SHARES                        (9,072)                   (9,072)
                                                                    ---------    ---------    ---------
        TOTAL SHAREHOLDERS' EQUITY                                     14,308         (166)      14,142
                                                                    =========    =========    =========
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 688,727    $  12,804    $ 701,531
                                                                    =========    =========    =========

                                                                    AS OF DECEMBER 31, 2004
                                                              -----------------------------------
                                                               AS PER                    AS PER
                                                              ISRAELI       ADJUST-       U.S.
                                                                GAAP         MENTS        GAAP
                                                              ---------    ---------    ---------
A S S E T S
   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                $  27,664    $            $  27,664
     DESIGNATED CASH AND SHORT-TERM
      INTEREST-BEARING DEPASITS                                  53,793      (53,793)          --
     TRADE ACCOUNTS RECEIVABLE                                   19,286                    19,286
     OTHER RECEIVABLES                                           11,365                    11,365
     INVENTORIES                                                 25,669                    25,669
     OTHER CURRENT ASSETS                                         1,818                     1,818
                                                              ---------    ---------    ---------
        TOTAL CURRENT ASSETS                                    139,595      (53,793)      85,802
                                                              ---------    ---------    ---------
   LONG-TERM INVESTMENTS
     LONG-TERM INTEREST-BEARING DEPOSITS
      DESIGNATED FOR FAB 2 OPERATIONS                             5,134       (5,134)          --
     OTHER LONG-TERM INVESTMENTS                                     --       16,350       16,350
                                                              ---------    ---------    ---------
                                                                  5,134       11,216       16,350
                                                              ---------    ---------    ---------

   PROPERTY AND EQUIPMENT, NET                                  609,296       (4,619)     604,677
                                                              ---------    ---------    ---------

   DESIGNATED CASH AND SHORT-TERM AND
     LONG-TERM INTEREST-BEARING DEPOSITS                             --       58,927       58,927
                                                              ---------    ---------    ---------

   OTHER ASSETS, NET                                             93,483         (196)      93,287
                                                              =========    =========    =========
        TOTAL ASSETS                                          $ 847,508    $  11,535    $ 859,043
                                                              =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     TRADE ACCOUNTS PAYABLE                                   $  65,326        $        $  65,326
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                    --                        --
     OTHER CURRENT LIABILITIES                                   10,678                    10,678
                                                              ---------    ---------    ---------
        TOTAL CURRENT LIABILITIES                                76,004           --       76,004

   LONG-TERM DEBT                                               497,000                   497,000

   CONVERTIBLE DEBENTURES                                        26,651       (2,559)      24,092

   LONG-TERM LIABILITY IN RESPECT
      OF CUSTOMERS' ADVANCES                                     64,428                    64,428

   OTHER LONG-TERM LIABILITIES                                   15,445       18,756       34,201
                                                              ---------    ---------    ---------
        TOTAL LIABILITIES                                       679,528       16,197      695,725
                                                              ---------    ---------    ---------
   SHAREHOLDERS' EQUITY
     ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
      250,000,000 SHARES; ISSUED 68,007,609
       AND 66,999,796 SHARES, RESPECTIVELY                       16,274                    16,274
     ADDITIONAL PAID-IN CAPITAL                                 517,476        2,363      519,839
     SHAREHOLDER RECEIVABLES                                        (26)                      (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                            --       (7,055)      (7,055)
     ACCUMULATED DEFICIT                                       (356,672)          30     (356,642)
                                                              ---------    ---------    ---------
                                                                177,052       (4,662)     172,390
     TREASURY STOCK, AT COST - 1,300,000 SHARES                  (9,072)                   (9,072)
                                                              ---------    ---------    ---------
        TOTAL SHAREHOLDERS' EQUITY                              167,980       (4,662)     163,318
                                                              =========    =========    =========
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 847,508    $  11,535    $ 859,043
                                                              =========    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
          (dollars in thousands, except share data and per share data)

NOTE 6 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

     G.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the nine-month and three-month periods ended September 30, 2005 and 2004.

     H.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income. Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                           Nine months ended            Three months ended
                                       ------------------------      ------------------------
                                             September 30,                September 30,
                                       ------------------------      ------------------------
                                         2005           2004           2005            2004
                                       ---------      ---------      ---------      ---------
                                             (unaudited)                   (unaudited)
Loss for the period, according
    to U.S. GAAP (see G above)         $(157,910)     $(114,435)     $ (55,350)     $ (39,412)

Other comprehensive loss:

    Reclassification of unrealized
       losses on derivatives                 996            996            332            332
    Unrealized gains (losses) on
       derivatives                         3,500          3,638          1,515         (2,279)
                                       ---------      ---------      ---------      ---------

Net comprehensive loss
    for the period                     $(153,414)     $(109,801)     $ (53,503)     $ (41,359)
                                       =========      =========      =========      =========

     I.   LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described in G above), the basic and diluted loss per share for the nine-month and three-month periods ended September 30, 2005 would be $2.39 and $0.83, respectively (during the corresponding periods - $1.78 and $0.60, respectively).

     J.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for the nine-month and three-month periods ended September 30, 2005 and 2004.


                                     - 22 -